                                 ______________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________

AMENDMENT NO. 3

(FINAL AMENDMENT)

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

_______________________________

PCD INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title Of Class Of Securities)

n/a*

(Cusip Number Of Class Of Securities)

John L. Dwight, Jr.
President And Chief Executive Officer
PCD Inc.
2 Technology Dr.
Peabody, MA 01960
(978) 532-8800

(Name, Address And Telephone Number Of Person Authorized To Receive Notices And Communications On Behalf Of Filing Person)

COPIES TO:

Thomas C. Chase
Hill & Barlow
One International Place
Boston, MA 02110
(617) 428-3000

CALCULATION OF FILING FEE

                     -----------------------------------------------------------------------------------------------------------------------

                     TRANSACTION VALUATION+                                                AMOUNT OF FILING FEE

                     -----------------------------------------------------------------------------------------------------------------------

                                     $218,079                                                                                         $20.06

                     -----------------------------------------------------------------------------------------------------------------------

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 213,000 shares of common stock of PCD Inc. having an aggregate value of $218,079 as of April 22, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated by multiplying the transaction value by $92.00 per million or .000092.

         [ ]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:              Not Applicable.
          Form Or Registration No.:           Not Applicable.
          Filing Party:                                 Not Applicable.
          Date Filed:                                  Not Applicable.

          [ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]     third party tender offer subject to Rule 14d-1.
          [X]    issuer tender offer subject to Rule 13e-4.
          [ ]     going-private transaction subject to Rule 13e-3.
          [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

___________________________

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 693 18P 106.

* * * * *

Introductory Statement

     This Amendment No. 3 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 22, 2002, as amended and supplemented on May 8, 2002 and May 10, 2002 (the "Schedule TO"), to report the results of our offer to exchange substantially all options outstanding under the PCD Inc. 1996 Stock Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), granted on or before January 1, 2002 (the "Options") for new options to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated April 22, 2002 (the "Offer").

     The Offer expired at 5:00 p.m., Eastern time, on May 21, 2002. Pursuant to the Offer, we accepted for exchange Options to purchase 200,500 shares of Common Stock. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 200,500 shares of Common Stock in exchange for such tendered Options on or about November 26, 2002. We will promptly send each option holder whose Options have been accepted for exchange a Promise to Grant Stock Options, substantially in the form of Exhibit (a)(5) as previously filed with the Commission, indicating the number of Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the new option to be granted to each such holder, and the expected grant date of the new option.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                                 PCD INC.

                                                 By: /s/ John L. Dwight
                                                    John L. Dwight, Jr.
                                                    President and Chief Executive Officer

Date: May 24, 2002